September 16, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Bryan J. Pitko

Re:	ProQR Therapeutics B.V.

Registration Statement on Form F-1

File No. 333-198151

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of ProQR Therapeutics B.V. that the effectiveness of the Registration Statement on Form F-1 (Registration No. 333-198151) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on September 17, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected between September 8, 2014 and the date hereof approximately the following distribution of the preliminary prospectus:

818 to institutions;

200 to prospective underwriters; and

226 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours, LEERINK PARTNERS LLC DEUTSCHE BANK SECURITIES INC. LEERINK PARTNERS LLC

By:	/s/ Jon Civitarese
Name: Title:	Jon Civitarese Managing Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Benjamin Marsh
Name: Title:	Benjamin Marsh Director

By:	/s/ John Reed
Name: Title:	John Reed Director